Exhibit 99.2

FinVolution Group Increases Dividend Payout Ratio to 18.5% for Fiscal Year

2022, with US$0.215 per American Depositary Share

Marks the fifth consecutive year of dividend declarations

SHANGHAI, March 14, 2023 /PRNewswire/ — FinVolution Group (“FinVolution,” or the “Company”) (NYSE: FINV), a leading fintech platform, today announced that its board of directors (the “Board”) has approved a cash dividend of US$0.215 per American Depositary Share for fiscal year 2022, which represents a payout ratio of approximately 18.5% of the Company’s net income for fiscal year 2022. The dividend is expected to be distributed on or around May 5, 2023 to shareholders of record as of the close of business on April 13, 2023.

The decision to distribute dividends as well as the amount of any such dividend payments is made at the Board’s discretion, based on the Company’s operations, earnings, cash flows, financial condition and other relevant factors.

The Company’s average dividend payout ratio for fiscal years 2018 to 2021 was approximately 15% of the Company’s net income in the same period. The Company’s current annual cash dividend policy states that the Company will declare and distribute a recurring cash dividend at an amount of no less than 10% of the Company’s net income after tax in the previous fiscal year.

Mr. Shaofeng Gu, Chairman of the Board and Chief Innovation Officer of the Company, commented, “Despite a very challenging 2022, we remained committed to returning value to our shareholders with a fifth consecutive year of both dividend payouts and share repurchases. Our successful transition to better-quality borrowers and stable, consistent performance in the domestic market have empowered us to pursue high-quality growth and explore international markets while also sharing our profits with our shareholders.”

About FinVolution Group

FinVolution Group is a leading fintech platform in China and internationally connecting underserved borrowers with financial institutions. Established in 2007, the Company is a pioneer in China’s online consumer finance industry and has developed innovative technologies and has accumulated in-depth experience in the core areas of credit risk assessment, fraud detection, big data and artificial intelligence. The Company’s platform, empowered by proprietary cutting-edge technologies, features a highly automated loan transaction process, which enables a superior user experience. As of December, 31, 2022, the Company had over 159.4 million cumulative registered users.

For more information, please visit: http://ir.finvgroup.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to the Company’s ability to attract and retain borrowers and investors on its marketplace, its ability to increase the volume of loans facilitated through the Company’s marketplace, its ability to introduce new loan products and platform enhancements, its ability to compete effectively, laws, regulations and governmental policies relating to the online consumer finance industry in China, general economic conditions in China, and the Company’s ability to meet the standards necessary to maintain the listing of its ADSs on the NYSE, including its ability to cure any non-compliance with the NYSE’s continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and FinVolution does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

FinVolution Group

Head of Investor Relations

Jimmy Tan

Tel: +86 (21) 8030 3200 Ext. 8601

Email: ir@xinye.com

The Piacente Group, Inc.

Jenny Cai

Tel: +86 (10) 6508-0677

Email: finv@tpg-ir.com